SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                 For September 1, 2002 to September 30, 2002


                             NICE-SYSTEMS LTD.
 -------------------------------------------------------------------------------
              (Translation of Registrant's Name into English)


              8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
 -------------------------------------------------------------------------------
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A__

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO
NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3
(REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S
REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND
333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS
SUBSEQUENTLY FILED OR FURNISHED.


                                  CONTENTS

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: NICE Customer Experience Management Solutions are selected by Orange Switzerland to achieve Award Winning customer satisfaction. Dated September 4, 2002.

2.   Press Release: Nova Southeastern University Selects
     NiceVision(R)Digital Video Recording Solution for Major Security System Installation. Dated September 10, 2002.

3. Press Release: NICE Systems Awarded a Customer Experience Management Contract by T. Rowe Price. Dated September 30, 2002.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NICE-SYSTEMS LTD.


                                         By:    /s/ Daphna Kedmi
                                               --------------------------------
                                               Name:   Daphna Kedmi
                                                Title: Corporate Vice President
                                                       General Counsel


Dated:  October 2, 2002

                                                                       EXHIBIT 1

NICE Customer Experience Management Solutions are selected by Orange Switzerland to achieve Award Winning customer satisfaction

Two surveys rank Orange Switzerland first for customer care after implementing NICE's CEM Quality Management System

Ra'anana, Israel, September 4, 2002--NICE Systems (NASDAQ: NICE), today announced that Orange Switzerland is using NICE's CEM solutions to manage and reward customer care excellence as part of a comprehensive program to provide top quality customer service. After implementing NICE's CEM solutions, Orange Switzerland was # 1 for customer care for mobile telecommunications providers in Switzerland from an independent survey and from Orange International. In addition, NICE's quality evaluations are an integral part of a coaching and incentive program that contributed to Orange's agents staying on twice as long as their industry counterparts - 18 months instead of 9 months.

"Since we implemented our NICE CEM solution our agents have improved their language skills, closed more calls, and became more proactive," commented Stephane Royer, quality and planning manager at Orange Switzerland. "NICE CEM quality management is significantly improving our customer satisfaction and agent productivity".

Orange Switzerland implemented NiceUniverse(R) voice and screen recording and quality monitoring at its sites in Zurich, Lausanne, and Biel for a total of over 300 agents. This solution is integrated with the Avaya ACD and CTI switch and was provided by Mobatime, NICE's local distributor.

"Orange is recognized worldwide for their excellent customer service ", commented Yoav Zaltzman, vice president of business operations for NICE Systems. "We are proud to be a cornerstone of their quality program, and to be recognized as contributing to their market leadership."

NiceUniverse combines digital voice recording and screen capture technologies with advanced evaluation tools that enable a call center to raise the level of performance. The solution includes flexible recording options, customizable evaluation forms, powerful search tools, and detailed quality management reports and graphs. NiceUniverse can be integrated with NICE's comprehensive eLearning solution to deliver training automatically to agent desktops based on quality monitoring results.

About Orange

Orange Communications AG, Lausanne, Switzerland, is 100 % owned by Orange SA/France Telecom Group. On the 29th May 1998 the Federal Communications Office (BAKOM) granted Orange a license to build and operate an 1800 MHz GSM mobile network. On 29th June 1999 Orange entered the Swiss market as a provider and its network now covers over 98% of the Swiss population. In December 2000 Orange acquired one of four UMTS licenses. At the end of 2001
- after only 30 months in the market - Orange achieved turnover of 887 million francs and earnings before interest, tax, depreciation and amortisation (EBITDA) of 10.5 million francs. By the end of June 2002 Orange had 988,000 customers, had invested 1.7 billion Swiss francs and created about 1600 new jobs. More information www.orange.ch [http://www.orange.ch].

                                 About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 3600 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, ScreenSense and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.


Media

Kevin Levi                            NICE Systems               201-964-2682
kevin.levi@nice.com
Susan Cohen                           NICE Systems               972-9-775-3507
susan.cohen@nice.com


Investors
Rachela Kassif                        NICE Systems               972-9-775-3899
investor.relations@nice.com                                      877-685-6552
Claudia Gatlin                        CMG International          973-316-9409
cmginternational@msn.com

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                    ###

                                                                  EXHIBIT 2


Nova Southeastern University Selects NiceVision(R)Digital Video Recording Solution for Major Security System Installation

NICE and strategic partner Siemens Building Technologies, Inc. team up to deliver integrated security solutions to 12th largest independent US university

ASIS 2002, Philadelphia, PA, September 10, 2002 - NICE Systems (NASDAQ:
NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that Nova Southeastern University has selected the NiceVision(R) Pro digital video recording solution as a central component for an extensive new security system to comprise hundreds of cameras upon completion. NICE partner Siemens Building Technologies, Inc. is overseeing phased installation of the multi-site system. Kroll-Schiff & Associates provided design and consultation services for the project.

"In cooperation with the county, we've built a new, state-of-the art library, and we needed an integrated security system to match the new library technology and meet the security needs of our extensive and growing university population", said Bronson S. Bias, Executive Director of Public Safety for the university. "The NiceVision platform had the top-of-the-line features we needed--high frame rate, extensive camera capacity, and ease of integration--and it's future-proof, so we won't out-grow our digital video recording system as we expand coverage on the main campus and elsewhere. The installation of the NiceVision system is the latest in a series of security-related capabilities instituted at Nova Southeastern University for the protection of students and staff. Providing protective services during the immense growth of the university's graduate, professional and managerial programs on the main campus and at the school's numerous service centers around the United States is greatly enhanced by the NiceVision digital recording system," Bias concluded.

The initial phase of installation covered digital recording of CCTV cameras located on the main campus as well as applications for access control, matrix switchers, and emergency call stations with two-way audio in the parking lots and throughout the campus. The campus-wide security system is managed from a new Security Operations Center (SOC), which currently monitors camera coverage for the new library, parking garages, and additional areas around campus. Longer-range plans call for the security monitoring system to be expanded to the North Miami Beach campus, the satellite campus in Kendall, FL, the Wayne Huizenga Business Center, and the new Family Center on the main campus.

"We have considerable experience in the education market, but this is our most extensive installation in this market to date", said Jacob Fox, vice president and general manager, NiceVision, Security Group, America. "Bronson and his team, along with Siemens and Kroll-Schiff, have put together a highly ambitious security system built around their new Security Operations Center. The NiceVision platform sits at the heart of the SOC, providing advanced digital recording features, while also functioning as a total solution for the extensive recording, storage, and integration demands of this comprehensive security system."

The scope of this project illustrates the importance of close cooperation and teamwork between partners with complementary capabilities - in this case, NICE's market-leading technology in combination with Siemens Building Technologies' value proposition for high-end integrated security systems. Marc Spiegel, National Account Executive, Siemens Building Technologies, said, "The Nova project clearly demonstrates that Siemens continues to deliver highly-integrated, turnkey solutions to the higher education market. Nova now has a security system that meets its demands for a safer environment."

NICE provides the most advanced suite of solutions for CCTV (closed circuit television) digital video and audio recording and real-time threat analysis, delivering proactive security management by detecting potential threats and facilitating immediate response. NICE's full suite of solutions and advanced video content analysis applications will be on display at the ASIS event in Philadelphia at booth #2600.

About NICE's Security Group

NICE's Security Group delivers comprehensive multimedia recording solutions with real-time threat analysis for security and surveillance. These solutions, together with related professional services, are provided worldwide to transportation and airport security, correctional facilities, gaming, corporate security, local law enforcement and public safety, government programs and intelligence agencies.


About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. To learn more, www.nice.com


About Nova Southeastern University

Nova Southeastern University, with its main campus in Fort Lauderdale, Florida, is the largest independent institution of higher education in the Southeast, and the 12th largest nationally. Located on a beautiful 250-acre campus in Fort Lauderdale, NSU has approximately 20,000 students and is the largest independent institution of higher education in Florida. It ranks 25th in the size of its graduate programs among the 1,560 universities in the United States with graduate programs and 10th among independent universities. NSU awards bachelor's, master's, educational specialist, doctoral, and first-professional degrees in a wide range of fields. It has an undergraduate college and graduate schools of medicine, dentistry, pharmacy, allied health, optometry, law, computer and information sciences, psychology, education, business, oceanography, and humanities and social sciences. The institution also enjoys an excellent reputation for its programs for families offered through the Family Center and University School, including innovative parenting, preschool, primary, and secondary education programs. To learn more, www.nova.edu


About Siemens Building Technologies, Inc.

Siemens Building Technologies, Inc., is the North American affiliate of Zurich-based Siemens Building Technologies (SBT) AG, the leading single-source provider of cost-effective facility performance solutions for the comfort, life safety, security, energy efficiency and operation of some of the most technically advanced buildings in the world. In North America, SBT employs 8,000 professionals and provides local service from more than 400 locations coast-to-coast. Worldwide, SBT employs 33,000 and serves customers in more than 125 countries.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, the United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360(degree) View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.


                                                                       EXHIBIT 3




NICE Systems Awarded a Customer Experience Management Contract by T. Rowe Price

T. Rowe Price Selects NICE for its Total Recording and Customer Quality Assurance Solution for Integration Capabilities


Ra'anana, Israel, September 30, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that it was awarded a customer experience management (CEM) contract by T. Rowe Price Group (Nasdaq: TROW), a global investment management firm offering individuals and institutions an exceptional combination of investment management excellence. The NICE system will be used to record all transactions for compliance purposes and to monitor customer interactions in the contact center to ensure optimum customer service.

"We wanted a technologically advanced recording system; one that enabled easy retrieval and helped capture the customer experience," said Chuck Thompson, T. Rowe Price. "After looking at a number of solutions in the marketplace, we chose NICE because of their system's ability to integrate with our other applications."

The CEM system features NICE's NiceUniverse(R) and NiceLog(R) quality management and call recording products for contact centers and will be used in T. Rowe Price's Tampa-based contact center that has over 350 agents. NiceUniverse combines digital voice recording and screen capture technologies with advanced evaluation applications. NiceLog is a multi-user, multi-operational scalable system that can record more input channels per unit than any other voice recorder on the market today, with an unlimited number of channels per system.

"We understand the need for a reliable, flexible and scalable recording solution that can meet the growing needs of an organization the size of T. Rowe Price," commented Dr. Shlomo Shamir, president and CEO of NICE Inc. "We are proud to contribute to T. Rowe Price's success by enabling them to capture customer interactions and provide the highest levels of customer service."


About T. Rowe Price

Founded in 1937, Baltimore-based T. Rowe Price Group is one of the nation's leading providers of no-load mutual funds and provides investment management services to individual investors, institutional clients, and corporate retirement programs. The firm and its affiliates managed $148.8 billion in assets as of June 30th, 2002.


                                                              About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)


Trademark note: 3600 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, ScreenSense and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.



Media

Kevin Levi                          NICE Systems               201-964-2682
Kevin.levi@nice.com

Susan Cohen                         NICE Systems               972-9-775-3507
Susan.cohen@nice.com

Investors
Rachela Kassif                      NICE Systems               972-9-775-3899
investor.relations@nice.com                                    877-685-6552

Claudia Gatlin                      CMG International          973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###


For more information, contact:

Media
Sherry Satterwhite                  NICE Systems               201-356-2102
sherry.satterwhite@nice.com

Bruce Doneff                                                   201-966-6583
doneff@bellatlantic.net

Susan Cohen                         NICE Systems               972-9-775-3507
susan.cohen@nice.com


Investors
Rachela Kassif                      NICE Systems               972-9-775-3899
investor.relations@nice.com                                    877-685-6552

Claudia Gatlin                      CMG International          973-316-9409
claudia@cmginternational.us

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                    ###